FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 10, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Participation in Exploratory Project

Buenos Aires, November 10, 2005 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that Petrobras Energía S.A.’s Board of Directors approved the acquisition of a 10% interest in the Tierra Negra Block in Colombia from Petróleo Brasileiro S.A. – Petrobras, which operates the block, with a 60% interest.

The Tierra Negra Block is an exploratory Project with a high reserve potential, located in an area adjacent to the main oil fields and pipelines in Colombia. Interest in this Block is in line with the strategy of performing exploration activities as a priority vehicle for replacement of the Company’s reserves.

Petrobras Energía S.A.’s investments will range from US$ 6 million to US$ 26 million, over a four-year period.

Interest in the Tierra Negra Block represents the start of the Company’s operations in Colombia, in an effort to enhance diversification of the asset portfolio and growth in the Region. In addition, the entrance into Colombia through the association with Petrobras, already having major operations in that country, opens up new prospects for the development of Petrobras Energía S.A.’s exploration and production businesses.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 11/10/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney